PATHOGENICS, INC.
                           99 DERBY STREET, SUITE 200
                                HINGHAM, MA 02043
                            Telephone: (781) 556-1090

                                 October 3, 2005

Ms. Mary K. Fraser, Esq.                          VIA FAX AT (202) 772-9217
Division of Corporate Finance                     -------------------------
United States Securities and Exchange Commission        AND VIA EDGAR
450 Fifth Street, N.W.                                  -------------
Washington, D.C. 20549
Phone: (201) 551-3609

     RE:     PATHOGENICS, INC.
             Form SB-2 Registration Statement
             File No. 333-123431

Dear Ms. Fraser:

     Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 2 p.m. eastern standard time, Wednesday, October 5, 2005, or as soon thereafter as practicable.

     Pathogenics, Inc. (the "Company") hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any comments or questions to our counsel, David M. Loev, Attorney at Law, at (713) 524-4110.

                                         Sincerely,

                                         PATHOGENICS,  INC.
                                         ------------------

                                         /s/ Frederic P. Zotos
                                         ------------------------------
                                         Frederic  P.  Zotos
                                         Chief  Executive  Officer  and
                                         Director

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